Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED PRELIMINARY

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2020

SHANGHAI, March 16, 2021 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited preliminary1 financial results for the fourth quarter of 2020 and the full year ended December 31, 2020.

FOURTH QUARTER 2020 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2020 were RMB953.2 million (US$146.1 million), a 20.9% increase from the corresponding period in 2019, and an 11.0% increase compared with third quarter of 2020, due to increases in both one-time commissions and performance-based income.

(RMB millions, except percentages)	Q4 2019	Q4 2020	YoY Change
Wealth management	527.9	643.2	21.8%
Asset management	204.1	306.0	49.9%
Lending and other businesses	56.3	4.0	(92.9)%
Total net revenues	788.3	953.2	20.9%

•	Income from operations for the fourth quarter of 2020 was RMB335.5 million (US$51.4 million), a 165.7% increase from the corresponding period in 2019, and a decrease of 3.4% compared with the third quarter of 2020.

(RMB millions, except percentages)	Q4 2019	Q4 2020	YoY Change
Wealth management	34.8	206.3	492.8%
Asset management	91.0	151.8	66.8%
Lending and other businesses	0.5	(22.6)	N.A.
Total income from operations	126.3	335.5	165.7%

•	Net Loss attributable to Noah shareholders for the fourth quarter of 2020 was RMB1,573.5 million (US$241.2 million), compared to net income attributable to Noah shareholders of RMB102.8 million from the corresponding period in 2019, due to the recognition of a one-off settlement expense related to the settlement plan for investors of certain credit funds involving Camsing announced August 25, 2020 (the “Camsing settlement”) in the amount of RMB1,828.9 million (US$280.3 million).

1 As of the date hereof, the Company is still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager.  Any changes in the fair value of those investments could affect the income from equity in affiliates, net loss, net loss attributable to Noah shareholders, loss per ADS and the balance of investments in affiliates in Noah’s consolidated financial statements. If there will be any fair value adjustments associated with the above, which have not been included in these unaudited preliminary financial results in this press release, the Company will include such adjustments in the audited consolidated financial statements in its Form 20-F for the fiscal year 2020 and subsequent reporting if necessary.

•	Non-GAAP[2] net income attributable to Noah shareholders for the fourth quarter of 2020 was RMB262.5 million (US$40.2 million), a 121.1% increase from the corresponding period in 2019.

FULL YEAR 2020 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2020 were RMB3,305.8 million (US$506.6 million), a 2.5% decrease from the full year 2019, mainly due to a decrease in other service fees.

(RMB millions, except percentages)	FY 2019	FY 2020	YoY Change
Wealth management	2,319.3	2,366.3	2.0%
Asset management	783.5	875.5	11.7%
Lending and other businesses	289.0	64.0	(77.9)%
Total net revenues	3,391.8	3,305.8	(2.5)%

•	Income from operations in the full year 2020 was RMB1,258.5 million (US$192.9 million), a 37.5% increase from the full year 2019.

(RMB millions, except percentages)	FY 2019	FY 2020	YoY Change
Wealth management	437.8	817.5	86.8%
Asset management	391.3	459.8	17.5%
Lending and other businesses	85.9	(18.8)	N.A.
Total income from operations	915.0	1,258.5	37.5%

•	Net loss attributable to Noah shareholders in the full year 2020 was RMB745.2 million (US$114.2 million), compared to net income attributable to Noah shareholders of RMB829.2 million from the full year 2019, due to the recognition of a one-off settlement expense related to the Camsing settlement in the amount of RMB1,828.9 million (US$280.3 million).

•	Non-GAAP net income attributable to Noah shareholders in the full year 2020 was RMB1,129.7 million (US$173.1 million), a 25.3% increase from the full year 2019.

FOURTH QUARTER AND FULL YEAR 2020 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides value-added services to high net worth clients in China and overseas. Noah primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies.

•	Total number of registered clients as of December 31, 2020 was 360,637, a 22.8% increase from December 31, 2019 and a 2.9% increase compared with September 30, 2020.

2 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expense and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of active clients[3] which excluded mutual fund-only clients during the fourth quarter of 2020 was 5,268, a 16.8% increase from the corresponding period in 2019. Counting in mutual fund-only clients, the total number of clients who transacted with us during the fourth quarter of 2020 was 19,501, a 25.5% increase from the corresponding quarter of 2019. Total number of active clients which excluded mutual fund-only clients during the full year 2020 was 12,161, a 16.4% decrease from the full year 2019, and total number of active clients counting in mutual fund-only clients during the full year 2020 was 34,213, an 8.6% increase from the full year 2019.

•	Aggregate value of financial products distributed during the fourth quarter of 2020 was RMB21.3 billion (US$3.3 billion), a 61.9% increase from the corresponding period in 2019, due to the significant increase in the distribution of public securities products and private equity products.

Product type	Three months ended December 31,
	2019		2020

	(RMB in billions, except percentages)
Public securities products	9.7	73.7%	15.2	71.4%
Private equity products	1.8	13.8%	5.2	24.3%
Credit products	1.0	7.2%	0.1	0.4%
Other products	0.7	5.3%	0.8	3.9%
All products	13.2	100.0%	21.3	100.0%

•	Aggregate value of financial products distributed during the full year 2020 was RMB94.7 billion (US$14.5 billion), a 20.6% increase from the full year 2019, due to the significant increase in the distribution of public securities products.

Product type	Twelve months ended December 31,
	2019		2020

	(RMB in billions, except percentages)
Public securities products	26.4	33.6%	73.1	77.2%
Private equity products	14.3	18.2%	17.9	18.9%
Credit products	34.3	43.7%	0.6	0.6%
Other products	3.5	4.5%	3.1	3.3%
All products	78.5	100.0%	94.7	100.0%

•	Coverage network in mainland China included 80 cities as of December 31, 2020, compared with 79 cities as of September 30, 2020, and 82 cities as of December 31, 2019.

•	Number of relationship managers was 1,231 as of December 31, 2020, a 2.2% increase from September 30, 2020, and a 4.4% decrease from December 31, 2019, primarily as a result of the Company’s efforts to streamline operational human resources. The turnover rate of core “elite” relationship managers was 5.1%, compared with 4.1% in the year of 2019.

3 “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platform.

Asset Management Business

The Company’s asset management business, conducting through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), is a leading alternative multi-asset manager in China with overseas offices in Hong Kong, United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

•	Total assets under management as of December 31, 2020 were RMB152.8 billion (US$23.4 billion), a 1.8% decrease from September 30, 2020 due to the distribution of certain funds in real estate products and a 10.2% decrease from December 31, 2019 due to voluntary redemption of certain credit products.

Investment type	As of September 30, 2020		Growth	Distribution/ Redemption		As of December 31, 2020

	(RMB billions, except percentages)
Private equity	109.4	70.3%	5.6	2.0		113.0	74.0%
Real estate	16.8	10.7%	-	4.1		12.7	8.3%
Credit	11.7	7.5%	-	1.5		10.2	6.7%
Public securities	10.8	7.0%	0.6	1.6	[4]	9.8	6.4%
Multi-strategies	7.0	4.5%	0.2	0.1		7.1	4.6%
All Investments	155.7	100.0%	6.4	9.3		152.8	100.0%

Investment type	As of December 31, 2019		Growth	Distribution/ Redemption	As of December 31, 2020

	(RMB billions, except percentages)
Private equity	104.9	61.6%	16.2	8.1	113.0	74.0%
Real estate	17.6	10.3%	1.5	6.4	12.7	8.3%
Credit	29.6	17.4%	0.1	19.5	10.2	6.7%
Public securities	9.3	5.5%	5.5	5.0	9.8	6.4%
Multi-strategies	8.8	5.2%	1.3	3.0	7.1	4.6%
All Investments	170.2	100.0%	24.6	42.0	152.8	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. Starting in the fourth quarter of 2020, the Company has been integrating its internal resources to launch a new consolidated platform called “Noah Digital Intelligence” to offer comprehensive services including investor education, insurance products and a turnkey asset management platform, etc., which is led by our newly-on boarded senior management Mr. Jin Chen, who was the former General Manager and co-CEO of ZhongAn Online P&C Insurance Co., Ltd. (HKEX:06060).

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “I am pleased to report a strong rebound of performances we delivered in 2020 - total transaction value rose 20.6% to RMB94.7 billion from RMB78.5 billion in 2019. Among which, the transaction value of public securities rose 177.3% year-on-year to RMB73.1 billion, representing a successful execution of our strategy to transform our product offerings to public securities. We continue to strengthen our capability in distributing private equity products, reporting a transaction value of RMB17.9 billion, up 25.2% year-on-year. Despite that we recorded net loss of RMB745.2 million in 2020 due to one-off settlement expense related to Camsing settlement, our non-GAAP net income for the full year exceeded RMB1.1 billion, up 25.3% from 2019. We are also glad to report that the number of black card clients grew from 883 as of December 31, 2019 to 985 as of December 31, 2020. Our management team has set growth target for 2021 and we look forward to sharing the developments with investors. As we picture the future Noah, digitalization will remain a very important strategy, and we are committed to further investing into the development and improvement of our IT infrastructure and technology to enhance our know-your-clients (KYC), know-your agent (KYA) and know-your-products (KYP) and better serve our clients in a new era.”

4 The distribution/redemption of public securities also includes market appreciation or depreciation.

FOURTH QUARTER 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2020 were RMB953.2 million (US$146.1 million), a 20.9% increase from the corresponding period in 2019, primarily driven by increased one-time commissions and performance-based income, and partially offset by decreased recurring service fees and other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2020 were RMB235.7 million (US$36.1 million), a 48.9% increase from the corresponding period in 2019 due to an increase in financial products distributed in fourth quarter of 2020.

•	Net revenues from recurring service fees for the fourth quarter of 2020 were RMB297.3 million (US$45.6 million), a 3.0% decrease from the corresponding period in 2019. The decrease was primarily due to less service fees recognized upon liquidation of certain credit products with higher fee rates.

•	Net revenues from performance-based income for the fourth quarter of 2020 were RMB80.9 million (US$12.4 million), compared with RMB15.8 million from the corresponding period of 2019, primarily due to an increase in performance-based income from public securities products and private equity fund products.

•	Net revenues from other service fees for the fourth quarter of 2020 were RMB29.3 million (US$4.5 million), a 38.1% decrease from the corresponding period in 2019, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2020 were RMB138.6 million (US$21.2 million), a 13.2% decrease from the corresponding period in 2019. The decrease was primarily due to a decrease in assets under management.

•	Net revenues from performance-based income for the fourth quarter of 2020 were RMB125.7 million (US$19.3 million), a 201.1% increase from the corresponding period in 2019, primarily due to an increase in performance-based income from certain real estate funds and private equity funds.

•	Lending and Other Businesses

•	Net revenues for the fourth quarter of 2020 were RMB4.0 million (US$0.6 million), a 92.9% decrease from the corresponding period in 2019. The decrease was primarily due to reduced loan origination since the second half of 2019.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2020 were RMB617.8 million (US$94.7 million), a 6.7% decrease from the corresponding period in 2019. Operating costs and expenses primarily consisted of compensation and benefits of RMB445.8 million (US$68.3 million), selling expenses of RMB94.6 million (US$14.5 million), general and administrative expenses of RMB84.0 million (US$12.9 million) and other operating expenses of RMB22.6 million (US$3.5 million).

•	Operating costs and expenses for the wealth management business for the fourth quarter of 2020 were RMB436.9 million (US$67.0 million), an 11.4% decrease from the corresponding period in 2019 primarily due to a decrease in provision for credit loss.

•	Operating costs and expenses for the asset management business for the fourth quarter of 2020 were RMB154.2 million (US$23.6 million), a 36.3% increase from the corresponding period in 2019, primarily due to an increase in compensation and benefits.

•	Operating costs and expenses for the lending and other businesses for the fourth quarter of 2020 were RMB26.7 million (US$4.1 million), a 52.2% decrease from the corresponding period in 2019, primarily due to decreases in compensation and benefits as well as other operating expenses.

Operating Margin

Operating margin for the fourth quarter of 2020 was 35.2%, compared with 16.0% for the corresponding period in 2019.

•	Operating margin for the wealth management business for the fourth quarter of 2020 was 32.1%, compared with 6.6% for the corresponding period in 2019, due to continuously operating efficiency improvement and the decrease of provision for credit loss.

•	Operating margin for the asset management business for the fourth quarter of 2020 was 49.6%, compared with 44.6% for the corresponding period in 2019 due to increased performance-based income with higher operating margin.

•	Loss from the lending and other businesses for the fourth quarter of 2020 was RMB22.7 million (US$3.5 million), compared with income from operations in the amount of RMB0.5 million in the corresponding period of 2019 due to reduced loan origination.

Investment Loss

Investment Loss for the fourth quarter of 2020 was RMB109.4 million (US$16.8 million), compared with investment loss of RMB17.7 million for the corresponding period in 2019. The loss was primarily due to an impairment of certain long-term investment.

Settlement Expense

As previously disclosed on August 25, 2020, the Company offered a settlement plan to the investors of Camsing Products by issuing a fixed number of Company’s restricted share units (the “RSU”) for consecutive 10 years in exchange for the release of the Company and its subsidiaries from all forms of complaints, arbitrations or litigations in the future immediately. As of December 31, 2020, approximately 67.5% of the Camsing investors had accepted the settlement plan, representing approximately 70.6% of the total outstanding Camsing fund balances. The Company recorded RMB1,290.8 million (US$197.9 million) based on the fair value of RSUs issued to investors. The Company currently has no new settlement plan for remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms. Therefore, the Company also recognized contingent liability in the amount of RMB530.4 million (US$81.3 million) as of December 31, 2020 in relation to the potential future settlement plan.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2020 were RMB27.4 million (US$4.2 million), a 2.6% decrease from the corresponding period in 2019, primarily due to lower effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2020 was RMB39.8 million (US$6.1 million), compared with RMB14.9 million in the corresponding period in 2019. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Although we do not anticipate material variance barring unexpected fluctuations in the portfolio companies’ performance, any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•	Net Income

•	Net loss for the fourth quarter of 2020 was RMB1,572.9 million (US$241.1 million), compared to net income of RMB117.9 million from the corresponding period in 2019.

•	Net margin for the fourth quarter of 2020 was negative, compared with 15.0% for the corresponding period in 2019.

•	Net loss attributable to Noah shareholders for the fourth quarter of 2020 was RMB1,573.5 million (US$241.2 million), compared to net income attributable to Noah shareholders of RMB102.8 million from the corresponding period in 2019.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2020 was negative, compared with 13.0% for the corresponding period in 2019.

•	Net loss attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2020 was RMB24.92 (US$3.82), compared with net income attributable to Noah shareholders per basic and diluted ADS of RMB1.67 and RMB1.66 respectively, for the corresponding period in 2019.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2020 was RMB262.5 million (US$40.2 million), a 121.1% increase from the corresponding period in 2019.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2020 was 27.5%, up from 15.1% for the corresponding period in 2019.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2020 was RMB4.13 (US$0.63), up from RMB1.92 for the corresponding period in 2019.

FULL YEAR 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2020 were RMB3,305.8 million (US$506.6 million), a 2.5% decrease from the full year 2019, primarily due to the decrease in other service fees and partially offset by an increase in performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for 2020 were RMB762.0 million (US$116.8 million), a 17.5% decrease from 2019, primarily due to less insurance products that we distributed due to COVID-19 epidemic.

•	Net revenues from recurring service fees for 2020 were RMB1,277.4 million (US$195.8 million), an 11.1% increase from 2019. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•	Net revenues from performance-based income for 2020 were RMB204.2 million (US$31.3 million), a 775.4% increase from 2019, primarily due to an increase in performance-based income from public securities products and private equity fund products.

•	Net revenues from other service fees for 2020 were RMB122.8 million (US$18.8 million), a 44.7% decrease from 2019, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•	Asset Management Business

•	Net revenues from recurring service fees for 2020 were RMB642.4 million (US$98.5 million), a 6.4% decrease from 2019. The decrease was primarily due to a decrease in assets under management in credit products.

•	Net revenues from performance-based income for 2020 were RMB183.3 million (US$28.1 million), a 105.5% increase from 2019, primarily due to an increase in performance-based income from private equity fund products.

•	Lending and Other Businesses

•	Net revenues for 2020 were RMB64.0 million (US$9.8 million), a 77.9% decrease from 2019.

Operating costs and expenses

Operating costs and expenses for 2020 were RMB2,047.4 million (US$313.8 million), a 17.3% decrease from the full year 2019. Operating costs and expenses for the full year 2020 primarily consisted of compensation and benefits of RMB1,504.0 million (US$230.5 million), selling expenses of RMB271.7 million (US$41.6 million), general and administrative expenses of RMB277.9 million (US$42.6 million) and other operating expenses of RMB99.0 million (US$15.2 million).

•	Operating costs and expenses for the wealth management business for 2020 were RMB1,548.9 million (US$237.4 million), a 17.7% decrease from 2019, primarily due to the decrease in compensation and benefits and provision for credit losses.

•	Operating costs and expenses for the asset management business for 2020 were RMB415.7 million (US$63.7 million), a 6.0% increase from 2019, primarily due to an increase in performance fee compensation related to performance-based income.

•	Operating costs and expenses for the lending and other businesses for 2020 were RMB82.8 million (US$12.7 million), a 59.2% decrease from 2019, primarily due to a decrease in compensation and benefits as well as other operating expenses.

Operating Margin

Operating margin for the full year 2020 was 38.1%, compared to 27.0% for the full year 2019.

•	Operating margin for the wealth management business for 2020 was 34.5%, compared to 18.9% for 2019, mainly due to continuously operating efficiency improvement and the decrease of provision for credit losses.

•	Operating margin for the asset management business for 2020 was 52.5%, compared to 49.9% for 2019.

•	Loss from the lending and other businesses for 2020 was RMB18.8 million (US$2.9 million), compared with income from operations in the amount of RMB85.9 million for 2019 due to reduced loan origination

Investment Loss

Investment loss for the full year 2020 was RMB86.4 million (US$13.2 million), compared with investment loss of RMB28.6 million for the full year 2019. The investment loss was primarily due to an impairment of certain long-term investment.

Income Tax Expenses

Income tax expenses for the full year 2020 were RMB258.5 million (US$39.6 million), a 17.5% increase from the full year 2019 due to higher taxable income (excluding one-off settlement expense).

Net Income

•	Net Income

•	Net loss for the full year 2020 was RMB743.5 million (US$113.9 million), compared to net income of RMB863.8 million from the full year 2019.

•	Net margin for the full year 2020 was negative, compared with 25.5% for the full year 2019.

•	Net loss attributable to Noah shareholders for the full year 2020 was RMB745.2 million (US$114.2 million), compared to net income attributable to Noah shareholders of RMB829.2 million for the full year 2019.

•	Net margin attributable to Noah shareholders for the full year 2020 was negative, compared with 24.4% for the full year 2019.

•	Net loss attributable to Noah shareholders per basic and diluted ADS for the full year 2020 was RMB12.01 (US$1.84), compared with net income attributable to Noah shareholders per basic and diluted ADS of RMB13.56 and RMB13.42 respectively, for the full year 2019.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2020 was RMB1,129.7 million (US$173.1 million), a 25.3% increase from the full year 2019.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2020 was 34.2%, up from 26.6% for the full year 2019.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2020 was RMB18.12 (US$2.78), up from RMB14.59 for the full year 2019.

BALANCE SHEET AND CASH FLOW

As of December 31, 2020, the Company had RMB5,005.2 million (US$767.1 million) in cash and cash equivalents, compared with RMB4,387.3 million as of December 31, 2019 and RMB4,597.4 million as of September 30, 2020.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2020 was RMB568.3 million (US$87.1 million), compared to net cash inflow of RMB842.5 million in the corresponding period in 2019. The decrease was mainly due to changes in working capital. Net cash inflow from the Company’s operating activities during the full year 2020 was RMB796.3 million (US$122.0 million), compared to RMB1,288.2 million during the full year 2019, the variance was mainly due to changes in working capital.

Net cash inflow from the Company’s investing activities during the fourth quarter of 2020 was RMB189.5 million (US$29.0 million), compared to net cash outflow of RMB183.9 million in the corresponding period in 2019. Net cash inflow from the Company’s investing activities during the full year 2020 was RMB352.6 million (US$54.0 million), compared to net cash outflow of RMB182.0 million during the full year 2019, due to less loan origination as well as more investments collection made in 2020.

Net cash outflow from the Company’s financing activities was RMB255.4 million (US$39.1 million) in the fourth quarter of 2020, compared to net cash inflow of RMB136.3 million in the corresponding period in 2019, primarily due to share repurchase since December 2020. Net cash outflow from the Company’s financing activities during the full year 2020 was RMB371.4 million (US$56.9 million), compared to RMB543.3 million cash inflow during the full year 2019. The cash outflow for 2020 was mainly due to share repurchase since December 2020.

NOTE TO FINANCIAL INFORMATION

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager.  Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2020 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2020 Form 20-F and will make a subsequent announcement when our review conclude, as appropriate.

Update on Share Repurchase

On December 1, 2020, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the company may repurchase up to US$100 million worth of its ADSs over the following two years. On February 25, 2021, the Company completed the Share Repurchase Program, with approximately 2,233,769 ADSs representing 1,116,885 ordinary shares repurchased at an average price of US$44.77 per ADS.

2021 FORECAST

Even though the ongoing global spread of a novel strain of coronavirus (COVID-19) still have notably slowed down the global economy recovery especially for various travel bans set in Hong Kong which puts severe restrictions on distribution of our offshore insurance products to our clients, the Company is excited to see a strong momentum in the transaction value of standardized products being offered in 2020 and remains reasonably optimistic about the moderate growth in its total transaction value, net revenue as well as its key client base in 2021. In the meantime, with the all-round expansion strategy in sight as well as the commitment to further advance its technology and digitalization, the Company has decided to further increase its investment in talents, IT infrastructure and online platform development as well as client experience, and expects to spend around 4-6% of its total net revenue in such investment in 2021. Given the above considerations, the non-GAAP net income attributable to Noah shareholders for the full year 2021 will be in the range of RMB1.2 billion to RMB1.3 billion. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2020 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time:	Monday, March 15, 2021 at 8:00 p.m., U.S. Eastern Time Tuesday, March 16, 2021 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1 888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963976
- International	+1-412-317-6061
Conference Title:	Noah Holdings Fourth Quarter 2020 Earnings Call
Participant Password:	9945089

A telephone replay will be available starting approximately one hour after the end of the conference call until March 22, 2021 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10152670.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expense and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the full year 2020, Noah distributed RMB94.7 billion (US$14.5 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB152.8 billion (US$23.4 billion) as of December 31, 2020.

Noah’s wealth management business primarily distributes diversified financial products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,231 relationship managers across 80 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 360,637 registered clients as of December 31, 2020. As a leading alternative multi-asset manager in China, Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2020 and full year ended December 31, 2020 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2021 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with financial products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

____________________________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	September 30,	December 31,	December 31,
	2020	2020	2020
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,597,443	5,005,211	767,082
Restricted cash	727	9,993	1,531
Short-term investments	55,382	114,928	17,613
Accounts receivable, net	360,189	434,458	66,584
Loans receivable, net	476,730	418,947	64,206
Amounts due from related parties	696,806	520,178	79,721
Other current assets	194,464	199,447	30,567
Total current assets	6,381,741	6,703,162	1,027,304
Long-term investments, net	824,562	536,384	82,205
Investment in affiliates	1,252,054	1,264,685	193,821
Property and equipment, net	250,106	248,669	38,110
Operating lease right-of-use assets, net	291,694	274,154	42,016
Deferred tax assets	178,358	224,240	34,366
Other non-current assets	165,559	148,292	22,726
Total Assets	9,344,074	9,399,586	1,440,548
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	510,043	705,622	108,141
Income tax payable	136,582	140,777	21,575
Deferred revenues	125,092	71,613	10,975
Other current liabilities	318,964	354,822	54,379
Contingent liability	-	530,433	81,292
Total current liabilities	1,090,681	1,803,267	276,362
Operating lease liabilities, non-current	289,076	272,212	41,718
Deferred tax liabilities	53,891	45,881	7,032
Other non-current liabilities	867	855	131
Total Liabilities	1,434,515	2,122,215	325,243
Equity	7,909,559	7,277,371	1,115,305
Total Liabilities and Equity	9,344,074	9,399,586	1,440,548

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2019	2020	2020	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	150,494	229,744	35,210	52.7%
Recurring service fees	125,851	199,372	30,555	58.4%
Performance-based income	15,909	81,488	12,489	412.2%
Other service fees	105,691	39,361	6,032	(62.8)%
Total revenues from others	397,945	549,965	84,286	38.2%
Revenues from funds Gopher manages:
One-time commissions	10,659	43,531	6,671	308.4%
Recurring service fees	342,658	239,144	36,650	(30.2)%
Performance-based income	41,981	126,382	19,369	201.0%
Total revenues from funds Gopher manages	395,298	409,057	62,690	3.5%
Total revenues	793,243	959,022	146,976	20.9%
Less: VAT related surcharges	(4,900)	(5,805)	(890)	18.5%
Net revenues	788,343	953,217	146,086	20.9%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(133,306)	(185,926)	(28,494)	39.5%
Others	(240,808)	(259,872)	(39,827)	7.9%
Total compensation and benefits	(374,114)	(445,798)	(68,321)	19.2%
Selling expenses	(77,741)	(94,648)	(14,505)	21.7%
General and administrative expenses	(101,294)	(84,036)	(12,879)	(17.0)%
Provision for credit losses	(78,718)	1,789	274	N.A.
Other operating expenses	(42,064)	(22,579)	(3,460)	(46.3)%
Government grants	11,862	27,518	4,217	132.0%
Total operating costs and expenses	(662,069)	(617,754)	(94,674)	(6.7)%
Income from operations	126,274	335,463	51,412	165.7%
Other income (expense):
Interest income	22,977	22,537	3,454	(1.9)%
Investment loss	(17,725)	(109,397)	(16,766)	517.2%.
Settlement expense	-	(1,828,907)	(280,292)	N.A.
Other expense	(308)	(5,033)	(771)	1534.1%
Total other income (expense)	4,944	(1,920,800)	(294,375)	N.A.
Income (loss) before taxes and income from equity in affiliates	131,218	(1,585,337)	(242,963)	N.A.
Income tax expense	(28,174)	(27,430)	(4,204)	(2.6)%
Income from equity in affiliates	14,883	39,836	6,105	167.7%
Net income (loss)	117,927	(1,572,931)	(241,062)	N.A.
Less: net income attributable to non-controlling interests	15,134	576	88	(96.2)%
Net income (loss) attributable to Noah shareholders	102,793	(1,573,507)	(241,150)	N.A.
Income (loss) per ADS, basic	1.67	(24.92)	(3.82)	N.A.
Income (loss) per ADS, diluted	1.66	(24.92)	(3.82)	N.A.
Margin analysis:
Operating margin	16.0%	35.2%	35.2%
Net margin	15.0%	(165.0)%	(165.0)%
Weighted average ADS equivalent[1]:
Basic	61,532,722	63,149,844	63,149,844
Diluted	61,900,487	63,149,844	63,149,844
ADS equivalent outstanding at end of period	61,599,313	61,088,680	61,088,680

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited
Condensed Consolidated Income Statements
(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2019	2020	2020	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	690,860	679,014	104,063	(1.7)%
Recurring service fees	524,692	700,157	107,304	33.4%
Performance-based income	23,437	180,529	27,667	670.3%
Other service fees	522,958	196,151	30,061	(62.5)%
Total revenues from others	1,761,947	1,755,851	269,095	(0.3)%
Revenues from funds Gopher manages:
One-time commissions	240,808	129,823	19,896	(46.1)%
Recurring service fees	1,320,773	1,230,042	188,512	(6.9)%
Performance-based income	89,648	208,996	32,030	133.1%
Total revenues from funds Gopher manages	1,651,229	1,568,861	240,438	(5.0)%
Total revenues	3,413,176	3,324,712	509,533	(2.6)%
Less: VAT related surcharges	(21,364)	(18,886)	(2,894)	(11.6)%
Net revenues	3,391,812	3,305,826	506,639	(2.5)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(625,044)	(613,999)	(94,099)	(1.8)%
Others	(985,726)	(890,013)	(136,400)	(9.7)%
Total compensation and benefits	(1,610,770)	(1,504,012)	(230,499)	(6.6)%
Selling expenses	(331,346)	(271,692)	(41,639)	(18.0)%
General and administrative expenses	(296,492)	(277,879)	(42,587)	(6.3)%
Provision for credit losses	(130,723)	(8,083)	(1,239)	(93.8)%
Other operating expenses	(196,793)	(99,040)	(15,179)	(49.7)%
Government grants	89,278	113,356	17,373	27.0%
Total operating costs and expenses	(2,476,846)	(2,047,350)	(313,770)	(17.3)%
Income from operations	914,966	1,258,476	192,869	37.5%
Other income (expense):
Interest income	89,099	67,317	10,317	(24.4)%
Interest expenses	(430)	-	-	N.A.
Investment loss	(28,620)	(86,369)	(13,237)	201.8%.
Settlement expenses	--	(1,828,907)	(280,292)	N.A.
Other income (expense)	(7,040)	4,164	638	N.A.
Total other income (expense)	53,009	(1,843,795)	(282,574)	N.A.
Income (loss) before taxes and income from equity in affiliates	967,975	(585,319)	(89,705)	N.A.
Income tax expense	(220,025)	(258,460)	(39,611)	17.5%
Income from equity in affiliates	115,809	100,257	15,365	(13.4)%
Net income (loss)	863,759	(743,522)	(113,951)	N.A.
Less: net income attributable to non-controlling interests	34,608	1,703	261	(95.1)%
Net income (loss) attributable to Noah shareholders	829,151	(745,225)	(114,212)	N.A.
Income (loss) per ADS, basic	13.56	(12.01)	(1.84)	N.A.
Income (loss) per ADS, diluted	13.42	(12.01)	(1.84)	N.A.
Margin analysis:
Operating margin	27.0%	38.1%	38.1%
Net margin	25.5%	(22.5)%	(22.5)%
Weighted average ADS equivalent[1]:
Basic	61,160,362	62,040,878	62,040,878
Diluted	61,848,191	62,040,878	62,040,878
ADS equivalent outstanding at end of period	61,599,313	61,088,680	61,088,680

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2019	2020	2020	Change
	RMB'000	RMB'000	USD'000
Net income (loss)	117,927	(1,572,931)	(241,062)	N.A.
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(81,693)	(98,385)	(15,078)	20.4%
Fair value fluctuation of available for sale Investment (after tax)	7	-	-	N.A.
Comprehensive income (loss)	36,241	(1,671,316)	(256,140)	N.A.
Less: Comprehensive income attributable to non-controlling interests	15,090	469	72	(96.9)%
Comprehensive income (loss) attributable to Noah shareholders	21,151	(1,671,785)	(256,212)	N.A.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2019	2020	2020	Change
	RMB'000	RMB'000	USD'000
Net income (loss)	863,759	(743,522)	(113,951)	N.A.
Other comprehensive income, net of tax:
Foreign currency translation adjustments	61,601	(176,910)	(27,113)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	(797)	771	118	N.A.
Comprehensive income (loss)	924,563	(919,661)	(140,946)	N.A.
Less: Comprehensive income attributable to non-controlling interests	34,558	1,727	265	(95.0)%
Comprehensive income (loss) attributable to Noah shareholders	890,005	(921,388)	(141,211)	N.A.

Noah Holdings Limited
Supplemental Information
(unaudited)

	As of
	December 31, 2019	December 31, 2020	Change
Number of registered clients	293,760	360,637	22.8%
Number of relationship managers	1,288	1,231	(4.4)%
Number of cities in mainland China under coverage	82	80	(2.4)%

	Three months ended
	December 31, 2019	December 31, 2020	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients[5]	4,512	5,268	16.8%
Number of active clients including mutual fund clients	15,535	19,501	25.5%
Transaction value:
Public securities products	9,708	15,217	56.7%
Private equity products	1,811	5,172	185.6%
Credit products	948	89	(90.6)%
Other products	703	841	19.6%
Total transaction value	13,170	21,319	61.9%

	Twelve months ended
	December 31, 2019	December 31, 2020	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	14,538	12,161	(16.4)%
Number of active clients including mutual fund clients	31,495	34,213	8.6%
Transaction value:
Public securities products	26,378	73,143	177.3%
Private equity products	14,279	17,876	25.2%
Credit products	34,316	616	(98.2)%
Other products	3,551	3,101	(12.7)%
Total transaction value	78,524	94,736	20.6%

5 “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	229,418	326	-	229,744
Recurring service fees	198,347	1,025	-	199,372
Performance-based income	81,351	137	-	81,488
Other service fees	29,484	5,804	4,073	39,361
Total revenues from others	538,600	7,292	4,073	549,965
Revenues from funds Gopher manages
One-time commissions	7,710	35,821	-	43,531
Recurring service fees	100,651	138,493	-	239,144
Performance-based income	-	126,382	-	126,382
Total revenues from funds Gopher manages	108,361	300,696	-	409,057
Total revenues	646,961	307,988	4,073	959,022
Less: VAT related surcharges	(3,770)	(1,957)	(78)	(5,805)
Net revenues	643,191	306,031	3,995	953,217
Operating costs and expenses:
Compensation and benefits
Relationship managers	(185,471)	-	(455)	(185,926)
Others	(120,349)	(124,714)	(14,809)	(259,872)
Total compensation and benefits	(305,820)	(124,714)	(15,264)	(445,798)
Selling expenses	(84,160)	(9,822)	(666)	(94,648)
General and administrative expenses	(58,837)	(18,291)	(6,908)	(84,036)
Provision for credit losses	3,113	(251)	(1,073)	1,789
Other operating expenses	(18,287)	(1,435)	(2,857)	(22,579)
Government grants	27,100	316	102	27,518
Total operating costs and expenses	(436,891)	(154,197)	(26,666)	(617,754)
Income (loss) from operations	206,300	151,834	(22,671)	335,463

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	149,806	688	-	150,494
Recurring service fees	124,872	979	-	125,851
Performance-based income	15,909	-	-	15,909
Other service fees	47,594	718	57,379	105,691
Total revenues from others	338,181	2,385	57,379	397,945
Revenues from funds Gopher manages
One-time commissions	9,344	1,315	-	10,659
Recurring service fees	183,119	159,539	-	342,658
Performance-based income	-	41,981	-	41,981
Total revenues from funds Gopher manages	192,463	202,835	-	395,298
Total revenues	530,644	205,220	57,379	793,243
Less: VAT related surcharges	(2,707)	(1,098)	(1,095)	(4,900)
Net revenues	527,937	204,122	56,284	788,343
Operating costs and expenses:
Compensation and benefits
Relationship managers	(133,306)	-	-	(133,306)
Others	(143,475)	(75,072)	(22,261)	(240,808)
Total compensation and benefits	(276,781)	(75,072)	(22,261)	(374,114)
Selling expenses	(64,026)	(9,099)	(4,616)	(77,741)
General and administrative expenses	(64,375)	(27,485)	(9,434)	(101,294)
Provision for doubtful credit looses	(74,163)	(1,165)	(3,390)	(78,718)
Other operating expenses	(22,676)	(3,190)	(16,198)	(42,064)
Government grants	8,925	2,870	67	11,862
Total operating costs and expenses	(493,096)	(113,141)	(55,832)	(662,069)
Income from operations	34,841	90,981	452	126,274

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Twelve months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	677,726	1,288	-	679,014
Recurring service fees	697,140	3,017	-	700,157
Performance-based income	180,385	144	-	180,529
Other service fees	123,458	7,451	65,242	196,151
Total revenues from others	1,678,709	11,900	65,242	1,755,851
Revenues from funds Gopher manages
One-time commissions	88,520	41,303	-	129,823
Recurring service fees	587,307	642,735	-	1,230,042
Performance-based income	24,920	184,076	-	208,996
Total revenues from funds Gopher manages	700,747	868,114	-	1,568,861
Total revenues	2,379,456	880,014	65,242	3,324,712
Less: VAT related surcharges	(13,123)	(4,521)	(1,242)	(18,886)
Net revenues	2,366,333	875,493	64,000	3,305,826
Operating costs and expenses:
Compensation and benefits
Relationship managers	(613,101)	-	(898)	(613,999)
Others	(486,668)	(339,691)	(63,654)	(890,013)
Total compensation and benefits	(1,099,769)	(339,691)	(64,552)	(1,504,012)
Selling expenses	(228,853)	(34,302)	(8,537)	(271,692)
General and administrative expenses	(197,511)	(59,440)	(20,928)	(277,879)
Provision for credit losses	(3,785)	(251)	(4,047)	(8,083)
Other operating expenses	(76,983)	(6,443)	(15,614)	(99,040)
Government grants	58,046	24,443	30,867	113,356
Total operating costs and expenses	(1,548,855)	(415,684)	(82,811)	(2,047,350)
Income (loss) from operations	817,478	459,809	(18,811)	1,258,476

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Twelve months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	688,652	2,208	-	690,860
Recurring service fees	520,013	4,679	-	524,692
Performance-based income	23,333	104	-	23,437
Other service fees	222,912	4,274	295,772	522,958
Total revenues from others	1,454,910	11,265	295,772	1,761,947
Revenues from funds Gopher manages
One-time commissions	239,409	1,399	-	240,808
Recurring service fees	635,437	685,336	-	1,320,773
Performance-based income	97	89,551	-	89,648
Total revenues from funds Gopher manages	874,943	776,286	-	1,651,229
Total revenues	2,329,853	787,551	295,772	3,413,176
Less: VAT related surcharges	(10,574)	(3,971)	(6,819)	(21,364)
Net revenues	2,319,279	783,580	288,953	3,391,812
Operating costs and expenses:
Compensation and benefits
Relationship managers	(625,044)	-	-	(625,044)
Others	(607,336)	(279,895)	(98,495)	(985,726)
Total compensation and benefits	(1,232,380)	(279,895)	(98,495)	(1,610,770)
Selling expenses	(287,541)	(26,661)	(17,144)	(331,346)
General and administrative expenses	(194,908)	(71,805)	(29,779)	(296,492)
Provision for credit losses	(121,572)	(3,800)	(5,351)	(130,723)
Other operating expenses	(103,846)	(25,978)	(66,969)	(196,793)
Government grants	58,704	15,878	14,696	89,278
Total operating costs and expenses	(1,881,543)	(392,261)	(203,042)	(2,476,846)
Income from operations	437,736	391,319	85,911	914,966

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)

	Three months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	513,690	262,719	4,073	780,482
Hong Kong	114,285	39,536	-	153,821
Others	18,986	5,733	-	24,719
Total revenues	646,961	307,988	4,073	959,022

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)

	Three months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	324,935	173,100	57,379	555,414
Hong Kong	135,164	28,480	-	163,644
Others	70,545	3,640	-	74,185
Total revenues	530,644	205,220	57,379	793,243

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)
	Twelve months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,787,611	742,743	65,242	2,595,596
Hong Kong	452,810	111,431	-	564,241
Others	139,035	25,840	-	164,875
Total revenues	2,379,456	880,014	65,242	3,324,712

	Twelve months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,494,742	676,837	295,772	2,467,351
Hong Kong	633,168	99,957	-	733,125
Others	201,943	10,757	-	212,700
Total revenues	2,329,853	787,551	295,772	3,413,176

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited) [6]

	Three months ended
	December 31,	December 31,
	2019	2020	Change
	RMB'000	RMB'000
Net income (loss) attributable to Noah shareholders	102,793	(1,573,507)	N.A.
Adjustment for share-based compensation	20,977	9,041	(56.9)%
Add: settlement expense	-	1,828,907	N.A.
Less: tax effect of adjustments	5,039	1,985	(60.6)%.
Adjusted net income attributable to Noah shareholders (non-GAAP)	118,731	262,456	121.1%

Net margin attributable to Noah shareholders	13.0%	(165.1)%
Non-GAAP net margin attributable to Noah shareholders	15.1%	27.5%
Net income (loss) attributable to Noah shareholders per ADS, diluted	1.66	(24.92)	N.A.
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	1.92	4.13	115.1%

6   Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expense and net of relevant tax impact, if any. Starting from this quarter, we have excluded the Non-GAAP adjustment related to fair value changes of equity securities (unrealized) and adjustment for sale of equity securities and their related tax impact because the impact of adopting ASU 2016-01 has been reflected in all periods presented. We have also revised the comparative period presentation to conform to current period measurement.

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Twelve months ended
	December 31	December 31
	2019	2020	Change
	RMB'000	RMB'000
Net income (loss) attributable to Noah shareholders	829,151	(745,225)	N.A.
Adjustment for share-based compensation	94,897	59,789	(37.0)%
Add: settlement expense	-	1,828,907	N.A.
Less: tax effect of adjustments	22,346	13,821	(38.2)%.
Adjusted net income attributable to Noah shareholders (non-GAAP)	901,702	1,129,650	25.3%

Net margin attributable to Noah shareholders	24.4%	(22.5)%
Non-GAAP net margin attributable to Noah shareholders	26.6%	34.2%
Net income (loss) attributable to Noah shareholders per ADS, diluted	13.42	(12.01)	N.A.
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	14.59	18.12	24.2%